This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580
Date: February 22, 2023

Ritchie Bros. Mails Letter to Shareholders

Details Compelling Strategic and Financial Benefits of IAA Acquisition and Significant Value Creation Opportunities

Highlights Positive Market Reaction to IAA Acquisition, Amended Agreement and Starboard Investment

Urges Shareholders Not to Be Misled by Luxor’s Factually Inaccurate and Fundamentally Flawed Analysis

VANCOUVER, BC (February 22, 2023) – Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) (“Ritchie Bros.”) today announced that the Company has mailed a letter to shareholders in connection with its Special Meeting of Shareholders related to the acquisition of IAA, Inc. (NYSE: IAA) (“IAA”). The Special Meeting is scheduled for March 14, 2023. Ritchie Bros. shareholders of record as of January 25, 2023 are eligible to vote at the Special Meeting. The letter being mailed to shareholders can be found at www.RBASpecialMeeting.com along with other materials related to the Special Meeting.

Full text of the letter follows:

February 22, 2023

Dear Fellow Ritchie Bros. Shareholder,

At the Special Meeting on March 14, 2023, Ritchie Bros. shareholders will vote on proposals necessary to complete the IAA acquisition. The outcome of this vote will determine the Company’s future direction, and the approval of the IAA acquisition is essential for shareholders to participate in the growth and substantial value creation potential presented by the combination.

The Ritchie Bros. Board of Directors and management team have considered the merits of a Ritchie Bros. + IAA combination as part of our regular strategy meetings since 2020. Last year, we determined it was the right time to pursue the transaction, and we spent more than 12 months thoroughly evaluating it. After careful consideration, we concluded that the IAA acquisition is the most logical, value maximizing next step for the Company – with the potential to add up to $76 per share in valuei, more than doubling Ritchie Bros.’ $61.44 closing stock price as of February 21, 2023.

In an attempt to prevent the IAA acquisition from closing, which would deprive you of this upside potential, Luxor Capital Group, LP (“Luxor”) and others have published claims that ignore the strategic rationale of the transaction and the resulting benefits, including substantial cost synergies and revenue opportunities. These claims are also based on faulty math and mischaracterize the terms of the IAA transaction and the Starboard Value LP (“Starboard”) strategic investment. Notably, Luxor has also resorted to attacking the very management team that has continually delivered for you — Ritchie Bros. shareholders.

We urge you not to be misled and to ask yourself: if Luxor believes Ritchie Bros. is worth more on a standalone basis, then why did Luxor sell its shares last year at a price that is nearly half of what it asserts is Ritchie Bros.’ true value? We question whether Luxor’s opaque “Trade Advisory Agreement” with Fir Tree Capital Management LP (“Fir Tree”), a hedge fund known to employ merger arbitrage and short selling strategies, is motivating Luxor to oppose the transaction. It is notable to us that Luxor only meaningfully bought shares (and entered into the agreement with Fir Tree) after the deal was announcedii. Is Luxor truly interested in representing the best interests of all shareholders, or serving its own economic interests by seeking to prevent the transaction from closing?

The Ritchie Bros. Board of Directors unanimously recommends that Ritchie Bros. shareholders vote “FOR” on the WHITE proxy card for each of the proposals that are being considered at the Special Meeting. We urge you to disregard any proxy card sent to you by or on behalf of any person other than Ritchie Bros., including the green proxy card and solicitation materials that may be sent to you by or on behalf of Luxor. We urge you not to return any proxy card except the WHITE proxy card, even if you are attempting to do so as a protest vote, as only your latest dated proxy card will be counted.

RITCHIE BROS. HAS ATTRACTIVE STANDALONE PROSPECTS.

WITH IAA, WE CAN CREATE EVEN MORE SHAREHOLDER VALUE – AND DO IT FASTER

Over the past several years, new leadership has transformed Ritchie Bros. into a trusted global marketplace for value-added insights, services and transaction solutions. As our performance and 48%iii shareholder returns show, we have a strong foundation in place. IAA is the next step in our marketplace strategy. IAA will accelerate our transformation and enable us to maintain this growth and value creation momentum.

The strategic merits of a Ritchie Bros. + IAA combination are strong.

IAA expands our reach into an attractive, adjacent vertical with a growing, countercyclical business. We understand this business well. The salvage auction process closely resembles Ritchie Bros.’ used equipment auction process across the entire consign-inspect-sell continuum. In addition, members of Ritchie Bros.’ management team have experience in the automotive industry and understand what insurance carriers value most. By leveraging this experience, applying our operating expertise and plugging IAA into our global marketplace, we expect to unlock IAA’s potential and drive significant growth and value for the combined company's shareholders.

The financial benefits of the Ritchie Bros. + IAA combination are compelling.

The IAA transaction is expected to more than double our gross transaction value (GTV)iv to approximately $14.3 billion, generate approximately $2.5 billion in cumulative free cash flowv from 2023 to 2026, and create at least $100 million to $120 million, or approximately $8 per share, of cost savings by the end of 2025vi.

While the transaction is accretive to our shareholders with the anticipated cost savings alone, the EBITDA growth opportunities summarized below show the power of the Ritchie Bros. + IAA combination.

Opportunity	Estimated EBITDA Upside Potentialvii
Announced Cost Synergies	$100 to $120M+
Grow Domestic IAA Sales	$75M to $200M
Grow International IAA Sales	$40M to $150M
Grow RBA GTV	$40M to $125M
Financing	$25M to $100M
Parts and Services	$20M to $75M
Whole Car Sales	$25M to $70M
Incremental Salvage Markets	$25M to $70M
Total Estimated Potential EBITDA Opportunity	$350M to $900M

Diving a bit deeper into several of these exciting opportunities:

•	IAA’s yards will catapult Ritchie Bros.’ standalone yard expansion – more quickly and more profitably. IAA’s 210 yards are located near population centers. They are only 55% utilized, and 75% of their yards have more than five acres of availability. Leveraging IAA’s yards virtually eliminates the start-up time associated with standing up new yards and minimizes incremental costs because they are already staffed. Because the incremental costs are so low, and each of the existing IAA yards are already profitable, the financial hurdles associated with executing on our satellite yard strategy are minimal if we acquire IAA. Every Ritchie Bros. unit that comes to an IAA location results in incremental margin and should be significantly accretive.

•	Similar to what IAA does to advance Ritchie Bros.’ yard strategy in the U.S., we do for IAA internationally. Ritchie Bros. has established infrastructure, relationships and regulatory expertise across Europe, Mexico and Australia. By leveraging our existing international footprint and capabilities, we expect to reduce IAA’s time required to operate in these international markets so that IAA can capitalize on those market’s compelling growth opportunities even faster.

•	Ritchie Bros.' marketplace enables more touch points for IAA customers, fortifying customer relationships and growing GTV through financing and other attached services offerings. For example, we see up to $100 million of EBITDA opportunity potential from deploying Ritchie Bros. Financial Services’ sales force to IAA rebuilder customers. It is important to emphasize that we purposely built this marketplace to support a wide variety of asset classes, including transportation, which is our largest vertical. Our record shows that we excel in integrating new verticals and users, and we expect the addition of IAA to be seamless as well.

The growth opportunities have been validated by the rigorous due diligence leading up to our announcement with input from our experienced management team and leading industry experts and advisors. Taken together, the cost savings and growth opportunities yield an approximate $350 million to $900 million EBITDA opportunityvii and up to an additional $76 per share in potential valuei.

THE ANALYSIS UNDERPINNING THE IAA DEAL VALUATION UNDERSCORES RITCHIE BROS.’ COMMITMENT TO SERVING OUR SHAREHOLDERS’ BEST INTERESTS

In connection with the IAA negotiations, Ritchie Bros. simultaneously prepared the base case and upside financial forecasts for Ritchie Bros. on a standalone basis set forth in our joint proxy statement / prospectusviii. Luxor has distorted the purpose behind these financial forecasts, the timing of when they were produced and how they were actually applied and used to evaluate the merits of the IAA transaction.

•	The base case reflects the Board-approved business plan. For example, Ritchie Bros.’ budget for 2023 is consistent with the base case estimates and, prior to the closing of the transaction, it is being used as the primary benchmark against which we measure performance, evaluate success and incentivize and compensate our leadership. As the Board-approved business plan, it was the foundation of the fairness opinions that were prepared by our financial advisors and also used in connection with obtaining the financing for the IAA acquisitionix. Notably, this case was also in line with sell-side analyst consensus estimates[x] for 2022 and 2023 at the time.

•	As shareholders would expect in any responsible M&A process, Ritchie Bros. management also reviewed with the Board sensitivities to the base case plan. The upside forecasts assumed we outperformed the base and included more aspirational targets. The upside forecasts were provided to IAA as part of the negotiation process.

It is worth noting that our evergreen financial modelxi, originally introduced in 2015 and more recently presented at our 2020 investor day, was never intended to be a forecast or guidance of future operating results, and we explicitly stated such at that time. Instead, we introduced the model to provide transparency to investors as to the aspirational KPI targets that we are pursuing over the long term. By comparing Ritchie Bros.’ aspirational evergreen model to consensus estimates for peers, Luxor paints a misleading picture of Ritchie Bros.’ actual performance and opportunities.

The fact is: The potential EBITDA upside opportunities from the IAA acquisition create substantial value for Ritchie Bros. shareholders. And while we are proud of our outperformance in the 2022 fourth quarter, it is irresponsible to rely on one quarter of outperformance to redefine an entire multi-year plan.

THE AMENDED IAA AGREEMENT AND STARBOARD STRATEGIC INVESTMENT ARE VALUE ADDITIVE FOR RITCHIE BROS. SHAREHOLDERS

The IAA amended agreement considered shareholder feedback and delivers improved terms and key benefits for Ritchie Bros. and our shareholders:

•	$115 million of additional value to Ritchie Bros. shareholders compared to the original transaction agreement, through:
-	$70 million of additional value to Ritchie Bros. shareholders due to IAA price reductionxii
-	$45 million of additional value since the special cash dividend would be paid only to shareholders who own Ritchie Bros. stock prior to transaction’s closexiii

•	Greater accretion since the equity component of the consideration has decreased

•	Preserving significant pro forma ownership for Ritchie Bros. shareholders, ensuring that they benefit from the strategic and financial upside of the IAA acquisition

Key benefits from the Starboard investment include:

•	Additional financial flexibility and ability to fund the increased cash consideration being paid to IAA shareholders without incurring additional debt

•	Expanding the Board with an additional value-focused independent director who has substantial knowledge of the auto salvage industry and IAA as a company, M&A transactions and integration, strategic planning and operations

Luxor’s suggestion that we are effectively selling the Company by issuing 72% additional shares is patently false. The fact is: Ritchie Bros. shareholders will own 59.1% of the pro forma company, which has the ability to double, triple or even quadruple its EBITDAxiv. We see this as an outstanding value creation opportunity – and one that would not be achievable without the IAA acquisition.

THE MARKET'S REACTION TO THE AMENDED TERMS HAS BEEN POSITIVE

As we have engaged with our shareholders on the IAA acquisition, amended agreement and Starboard investment, Ritchie Bros.’ stock price has increased 20% over the closing stock price on November 7, 2022, the day the transaction was announced, far outperforming relevant indices.

“Post the transaction update provided by Ritchie, we feel better about what we believe was already a unique and attractive situation for investors” – Northcoast Research (Jan 24, 2023)xv

“RBA shareholders get a slightly higher ownership and a special dividend while IAA shareholders will receive a larger cash payment and maintain the upside potential. Additionally, the amended offer now includes a special dividend and remains accretive to EPS after the first full year. Clearly, the announcement and conference call strengthen RBA’s case for acquiring IAA. Additionally, the deal’s chances of closing have moved up above 80%” - William Blair (Jan 23, 2023)xv

“Having examined the deal more closely, we have made a complete U-turn; to us, the deal offers strategic opportunities for RBA/IAA that are unique to this combination… We dug in. And, we dig it.” – Scotiabank (Dec 5, 2022)xv

LUXOR HAS DEMONSTRATED PROFOUND MISUNDERSTANDING OF THE ACTUAL TERMS AND STRUCTURE OF THE STARBOARD INVESTMENT

The Starboard investment is a bespoke instrument that was extensively negotiated, reflects terms in-line with market precedent and provides substantial capital flexibility.

•	Is perpetual in nature. It does not have to be repaid on a fixed maturity date. As it has no maturity, the Starboard preferred is worth significantly less than a convertible bond (which would typically have a fixed maturity), holding all other terms / assumptions the same

•	Preserves Ritchie Bros.’ capital structure flexibility by providing the Company a forced conversion right (as early as February 2026) in addition to redemption rights

•	Has a favorable initial conversion price that is meaningfully above the Company’s undisturbed trading price and above the 52-week high

•	Is structurally subordinate given perpetual preferred equity is junior to all forms of Ritchie Bros. debt and other creditor claims (such as payables, leases, etc.)

•	Has trading restrictions that prevent Starboard from hedging and other transfer restrictions

•	Includes important governance provisions, including, among others, that Starboard is not permitted to vote on the IAA acquisition

The fact is: The Starboard Preferred does not meaningfully impact the deal value, but does enhance the value upside for ALL Ritchie Bros.’ shareholders. The $115 million of additional value provided to Ritchie Bros. shareholders as a result of the Starboard investment and amended IAA agreement materially outweighs the value of the Starboard preferredxii.

LUXOR’S CLAIMS ARE FACTUALLY INCORRECT AND BASED ON FUNDAMENTALLY FLAWED ANALYSIS

Among others, Luxor’s misleading claims reflect:

•	Mathematical errors that conflict with basic corporate finance principles, such as adding debt to enterprise value when deriving a “stand alone” equity value for Ritchie Bros.

•	Unrealistic assumptions for reinvestment and cost of capital and meaningfully lower capex than required to achieve aggressive growth forecasts that suggest a fundamental misunderstanding of the Ritchie Bros. business

•	Aggressive forecasts for performance far in excess of Ritchie Bros.’ upside forecasts described in Ritchie Bros.’ joint proxy statement/prospectus

The Fact is: Using accurate calculations and data would result in much different outcomes.

It is also wrong that Ritchie Bros. cannot execute and integrate in parallel.	The fact is: Ritchie Bros.’ management team has a record of successful execution and there are many reasons to be confident that this record will continue with IAA.

•      Ritchie Bros. has continued to deliver results to shareholders during the evaluation and pendency of the transaction – as evidenced by the most recently announced quarter including 6% year-over-year GTV growth and 24% year-over-year total revenue growth for the fourth quarter of 2022

•      Ritchie Bros.’ executives have extensive automotive industry experience

•      Ritchie Bros.’ management team and Board, including new directors who join when the transaction is completed, have successful records with M&A integrations, including those of scale

•      Ritchie Bros. has established an Integration Management Office with dedicated leaders supported by external consultants and defined KPIs to ensure a successful integration

•      Ritchie Bros.’ sales teams will stay focused on current roles and plans. They have no integration responsibilities

•      IAA is a complementary vertical to Ritchie Bros., not a new business. The complementary nature of the IAA business, and the fact that it has excess yard capacity and superior yard and back-office technology are among the many factors supporting a smooth integration

It is also wrong that IAA will erode Ritchie Bros.’ business.

The fact is: IAA’s investments and operational improvements have led to resilient performance and increasing momentum in the IAA business. Ritchie Bros.’ management can boost this progress and intensify IAA’s better performance trajectory.

IAA has:

•      Delivered adjusted EBITDA of $541 million in 2022, ahead of consensus expectations of $528 millionxvi

•      Added 1,100 acres since its spin-off from KAR, resulting in a 210-yard footprint

•      Grown its catastrophe (CAT) services footprint to 3,500+ overflow acres and substantially improved CAT service, as demonstrated by Hurricane Ida and Ira performance

•      Available ~45% excess yard capacity, resulting in ample room for volume growth

•      Gained share amongst certain insurance carrier customers, including becoming exclusive with a top 15 national carrier

It is also wrong that by simply terminating a transaction, the buyer’s multiple will be reinstated.	The fact is: The opposite has shown to be true.
For example, just recently: • Zoom / Five9: Zoom underperformed the S&P 500 by ~50% in the 90 trading days following the failed vote on the merger

It is also wrong for Luxor to suggest that our strong performance reflects a material benefit from COVID.

The fact is: Our strong performance reflects successful strategic planning and execution, and the IAA acquisition will help ensure we maintain the momentum.

Moreover, Luxor’s statements are contradictory – it is nonsensical to state, on the one hand, that performance is due to COVID, yet on the other hand, assert that our stock will increase if the transaction does not go through even though the COVID environment has abated.

Our strong performance over the last several years is the result of decisive actions by the Ritchie Bros. management team to advance our marketplace vision:

•      Deploying a new go-to-market model to drive accelerated GTV growth, including through our inside salesforce dedicated to expanding our relationships with long-tail customers

•      Developing innovative new services that provide differentiated value to customers and drive new revenue streams, including Ritchie List and Ritchie Bros. Financial Services

•      Implementing our satellite yard strategy to attract a new universe of customers to our marketplace

•      Prudently acquiring businesses that will add critical capabilities to our marketplace ecosystem, including SmartEquip and Rouse

•      Establishing a “test and learn” culture that empowers innovation across our organization

RITCHIE BROS.’ MANAGEMENT TEAM HAS DELIVERED BEST IN CLASS SHAREHOLDER RETURNS

WITH IAA, WE CAN UNLOCK EVEN GREATER VALUE

VOTE “FOR” ALL PROPOSALS LISTED ON THE WHITE PROXY CARD

The increase in our stock price since the IAA acquisition was announced, feedback from many of our largest shareholders who have publicly supported the transaction and feedback we are privately hearing in our shareholder meetings make clear to us that Ritchie Bros. shareholders increasingly understand the compelling value creation opportunity from this transaction.

We urge you to join these shareholders and vote “FOR” on all proposals listed on the WHITE proxy card to ensure you realize the value catalyzed through the IAA acquisition. Any green proxy card you may receive from Luxor should be discarded.

Thank you for your continued support of Ritchie Bros.

Sincerely,

/s/ Ann Fandozzi

Ann Fandozzi

CEO

Any shareholder with questions about the Special Meeting or in need of assistance in voting their shares should contact:

Laurel Hill	MacKenzie Partners, Inc.
North American Toll Free: 1-877-452-7184	North American Toll Free: 1-800-322-2885
Outside North America: 416-304-0211	Email: proxy@mackenziepartners.com
Email: assistance@laurelhill.com

Information about the meeting is also available at www.RBASpecialMeeting.com

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, transportation, agriculture, energy, mining, and forestry, the company's selling channels include: Ritchie Bros. Auctioneers, the world's largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance(R) equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The company's suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers' management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com.

Photos and video for embedding in media stories are available at rbauction.com/media.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, EBITDA, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging, cash flow generation and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “can,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, EBITDA, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to generate cash flow and/or finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial forecasts and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including EBITDA, adjusted EBITDA and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the SEC filings of Ritchie Bros.

Disclaimers Regarding Financial Forecasts

RBA does not as a matter of course publicly disclose financial forecasts or projections as to future revenues or other results of its operations due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation by the RBA board of directors of the proposed transaction with IAA, RBA management provided to the RBA board and its financial advisors standalone management forecasts for RBA’s fiscal years 2022 through 2026. These forecasts were presented in the Registration Statement solely to give RBA shareholders access to the information that was made available to the RBA board, IAA and/or their respective financial advisors. Accordingly, such forecasts are not, and should not be construed as, financial guidance, nor relied on as such. The forecasts were not included in the Registration Statement in order to induce any RBA shareholder or IAA stockholder to vote in favor of any matter or to influence any RBA shareholder, IAA stockholder or any other person to make any investment decision with respect to the proposed transaction or otherwise. The forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the forecasts reflect numerous estimates and assumptions made by RBA’s management at the time the forecasts were prepared that are difficult to predict and that are beyond RBA’s control and are subject to change. The assumptions and estimates underlying the forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the forecasts. Some or all of the estimates and assumptions underlying the forecasts may have changed since the date the forecasts were prepared. Accordingly, RBA cannot assure readers that the forecasts are necessarily predictive of the future performance of RBA, IAA or the combined company or that actual results will not differ materially from those presented in the forecasts. RBA has not updated the forecasts other than to the extent noted in the Registration Statement and does not intend to update or otherwise revise the forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. By including references to the forecasts in this communication, RBA is not making nor has it made any representation to any person regarding the ultimate performance of RBA, IAA or the combined company compared to the information contained in the forecasts. For the reasons described above, readers are cautioned not to place undue, if any, reliance on the forecasts. Further information regarding the RBA base case forecasts and the RBA upside forecasts is included in the Registration Statement. You should review the section titled “Certain RBA Financial Forecasts” in the Registration Statement (see “Important Additional Information and Where to Find It” above) for important information regarding the forecasts.

Ritchie Bros. Contacts

Investors

Sameer Rathod Vice President, Investor Relations & Market Intelligence

(510) 381-7584

srathod@ritchiebros.com

Media

Barrett Golden / Lucas Pers / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

i Potential opportunities and related information included in this communication are for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Reflects illustrative EV / NTM EBITDA range, based on pre-transaction blend at the low end and illustrative ~3.0x re-rating at the high end, informed by both (i) observed historical average blended multiple since IAA spin and (ii) blend of top decile observed EV / NTM EBITDA multiples for RBA and IAA over last twelve-month period ending November 4, 2022. Figures are illustrative and un-discounted

ii Source: 13-F filings

iii The period from January 3, 2020, the last trading day prior to Ann Fandozzi’s appointment as CEO, through January 31, 2023

iv GTV represents gross transaction value, which is the total proceeds from all items sold at the company’s auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the company’s consolidated financial statements

v Represents cumulative unlevered free cash flow generated from '23E –'26E. Unlevered free cash flow defined as adj. EBITDA including net realizable synergies less cash taxes, less capital expenditures and less changes in net working capital inclusive of estimated integration costs

vi Reflects midpoint of range of estimated run-rate cost synergies ($110mm). Figures are illustrative and un-discounted

vii Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un-discounted

viii Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section entitled "Certain RBA Financial Forecasts" in the Registration Statement and the section titled "Disclaimers Regarding Financial Forecasts" in this communication for important information regarding such forecasts

ix As of November 4, 2022 when Ritchie Bros.' financial advisors delivered their fairness opinions

x Source: FactSet

xi Evergreen model and KPI targets do not imply, and should not be relied upon as, future expectations or guidance

xii Offer values calculated based on RBA closing price of $60.17 as of January 20, 2023, the last trading day before the initial public announcement of the IAA amended agreement

xiii Special dividend of $1.08 per share would be payable contingent upon closing of the merger to Ritchie Bros. shareholders of record as of a pre-closing record date to be determined with consent of TSX

xiv Assumes conversion of Starboard Value's preferred investment

xv Permission to use quotes neither sought nor obtained

xvi Based on mean FactSet consensus as of February 17, 2023